UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

KOGETO, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

50023T 104

(CUSIP Number)

Michael Gardner

Baytree Capital Associates, LLC

Baytree Capital Partners, LLC

340 Madison Avenue

New York, N.Y.

(212) 509-1700

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50023T 104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Michael Gardner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)	☐
	(b)	☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,618,705
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,618,705
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,618,705(1)(2)
12.	Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (1)	9.9%(3)
14.	Type of Reporting Person (See Instructions)	IN

(1) Baytree Capital Partners, LLC, a company of which Michael Gardner is sole member, holds a warrant for the purchase of an additional 4,200,000 shares of the Issuer’s common stock, which warrant, in accordance with its terms, (a) is not exercised as of the date hereof and (b) when exercisable, can only be exercised to the extent that Baytree Capital Partners, LLC and its affiliates, will not own in excess of 9.99% of the issuer.

(2) Lynda Gardner, wife of Michael Gardner, owns 426,302 shares of the Issuer’s common stock. Mr. Gardner has no direct or beneficial ownership interest in such shares and does not have dispositive or voting power in such shares.

(3) Calculation based on 36,226,303 issued and outstanding shares of common stock on May 23, 2014 as disclosed in Form 10-K for the year ended December 31, 2013.

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CUSIP No. 50023T 104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)	Baytree Capital Associates, LLC Tax ID#: 13-4012065
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)	☐
	(b)	☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,618,705
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,618,705
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,618,705 (1)(2)
12.	Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (1)	9.9%(3)
14.	Type of Reporting Person (See Instructions)	OO-Limited Liability Company

(1) Baytree Capital Partners, LLC, a company of which Michael Gardner is sole member, holds a warrant for the purchase of an additional 4,200,000 shares of the Issuer’s common stock, which warrant, in accordance with its terms, (a) is not exercised as of the date hereof and (b) when exercisable, can only be exercised to the extent that Baytree Capital Partners, LLC and its affiliates, will not own in excess of 9.99% of the issuer.

(2) Lynda Gardner, wife of Michael Gardner, owns 426,302 shares of the Issuer’s common stock. Mr. Gardner has no direct or beneficial ownership interest in such shares and does not have dispositive or voting power in such shares.

(3) Calculation based on 36,226,303issued and outstanding shares of common stock on May 23, 2014 as disclosed in Form 10-K for the year ended December 31, 2013.

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CUSIP No. 50023T 104

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)	Baytree Capital Partners, LLC Tax ID#: 46-4972852
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)	☐
	(b)	☐
3	SEC Use Only
4.	Source of Funds (See Instructions)	WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization	Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	3,618,705
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	3,618,705
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	3,618,705 (1)(2)
12.	Check if the Aggregate Amount in Row (1) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (1)	9.9%(3)
14.	Type of Reporting Person (See Instructions)	OO-Limited Liability Company

(1) Baytree Capital Partners, LLC, a company of which Michael Gardner is sole member, holds a warrant for the purchase of an additional 4,200,000 shares of the Issuer’s common stock, which warrant, in accordance with its terms, (a) is not exercised as of the date hereof and (b) when exercisable, can only be exercised to the extent that Baytree Capital Partners, LLC and its affiliates, will not own in excess of 9.99% of the issuer.

(2) Lynda Gardner, wife of Michael Gardner, owns 426,302 shares of the Issuer’s common stock. Mr. Gardner has no direct or beneficial ownership interest in such shares and does not have dispositive or voting power in such shares.

(3) Calculation based on 36,226,303 issued and outstanding shares of common stock on May 23, 2014 as disclosed in Form 10-K for the year ended December 31, 2013.

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SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to shares of common stock, $0.001 par value (the “Common Stock”) of Kogeto, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 51 Wooster Street, New York, NY 10013.

Item 2. Identity and Background

1. Michael Gardner

(a)       This statement is being filed on behalf of Michael Gardner, Baytree Capital Associates, LLC and Baytree Capital Partners, LLC (collectively referred to as the “Reporting Person”).

(b)       Mr. Gardner’s business address is c/o Baytree Capital Partners, LLC, 340 Madison Avenue, 19th Floor, New York, NY 10017.

(c)       Mr. Gardner is the sole member of both Baytree Capital Associates, LLC and Baytree Capital Partners, LLC which are engaged in the business of investing in other companies.

(d)       Within the last five years, Mr. Gardner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, Mr. Gardner has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Gardner is a citizen of the United States.

2. Baytree Capital Associates, LLC

(a)       Baytree Capital Associates, LLC’s address is 340 Madison Avenue, 19th Floor, New York, NY 10017.

(b)       Baytree Capital Associates, LLC is engaged in the business of investing in other companies. Mr. Gardner is the sole member of Baytree Capital Associates, LLC.

(c)       Within the last five years, Baytree Capital Associates, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)       During the last five years, Baytree Capital Associates, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

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(e)       Baytree Capital Associates, LLC is a Delaware limited liability company.

3. Baytree Capital Partners, LLC

(a)       Baytree Capital Partners, LLC’s addresses is 340 Madison Avenue, 19th Floor, New York, NY 10017.

(b)       Baytree Capital Partners, LLC is engaged in the business of investing in other companies. Mr. Gardner is the sole member of Baytree Capital Partners, LLC.

(c)       Within the last five years, Baytree Capital Partners, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)       During the last five years, Baytree Capital Partners, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(e)       Baytree Capital Partners, LLC is a Delaware limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

Utilizing working capital of the Reporting Person, on or about March 24, 2014, the Reporting Person acquired a total of 3,618,705 shares of Common Stock (the “Shares”) from William Solko, in exchange for a cash payment of $3,619. Mr. Solko is a former officer and director of the Issuer.

Item 4. Purpose of the Transaction

The Reporting Person acquired the Shares for investment purposes.

Item 5. Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 3,618,705 shares of the Issuer’s Common Stock, which represents approximately 9.9% of the Issuer’s issued and outstanding Common Stock. Such percentage calculation is based upon +++++ issued and outstanding shares of Common Stock as disclosed and reported as of May 23, 2014 in the Issuer’s Form 10-K for the year ended December 31, 2014. Mr. Gardner is the sole beneficial owner and member of Baytree Capital Associates, LLC and Baytree Capital Partners, LLC and shares dispositive and voting with respect to all 3,618,705 shares.

(b)	The Reporting Persons share voting and dispositive power over 3,618,705 shares of the Issuer’s Common Stock.

(c)	Other than the acquisition of the Shares as reported herein, and as described under Items 3 and 4, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less. The content of the foregoing Items is hereby incorporated herein by reference in entirety.

(d)	To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,618,705 shares of Common Stock reported in Item 5(a).

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(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7. Materials to be Filed as Exhibits

Exhibit A-Joint Filing Agreement*

______________

* Filed herewith

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael Gardner
Date: June 9, 2014

/s/ Baytree Capital Associates, LLC
Michael Gardner, Managing Member
Date: June 9, 2014

/s/ Baytree Capital Partners, LLC
Michael Gardner, Managing Member
Date: June 9, 2014

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EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate.  The undersigned each expressly authorize each other to file on any and all amendments to such statement on their behalf.  The undersigned agree that this joint filing agreement may be signed in counterparts.

/s/ Michael Gardner
Date: June 9, 2014

/s/ Baytree Capital Associates, LLC
Michael Gardner, Managing Member
Date: June 9, 2014

/s/ Baytree Capital Partners, LLC
Michael Gardner, Managing Member
Date: June 9, 2014

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